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January 18, 2013

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Form N-14 Proxy Statements/Prospectuses for ING Mutual Funds (SEC File No. 333-185542 and 811-07428) (“IMF”) and ING Equity Trust (SEC File No. 333-185540 and 811-08817) (“IET” and, together with IMF, the “Registrants”)

Dear Mr. Eskildsen,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on January 8, 2013 and January 14, 2013 in connection with the Proxy Statements/Prospectuses (each an “N-14”) that were filed on December 18, 2012 by IMF and IET, respectively, and Pre-Effective Amendment No. 1 to IMF’s N-14 that was filed on January 11, 2013. Set forth below are the comments received from the Staff and the Registrants responses thereto.

Comments Received on the IMF N-14(1)

1.              Comment: Pages 8 through 11 of the N-14 contain a table comparing the principal investment strategies of the ING International Value Choice Fund (“International Value Choice Fund”) prior to the close of business on November 13, 2012, when its sub-adviser was Tradewinds, to: (1) the current principal investment strategies of International Value Choice Fund; and (2) the current principal investment strategies of ING International Value Equity Fund (“International Value Equity Fund”).  Please explain in your response letter why the column showing the strategies of the International Value Choice Fund prior to the close of business on November 13, 2012 is necessary.

(1)                                 We have combined the comments received on the N-14 and Pre-Effective Amendment No. 1 for purposes of this letter.

Response:  IMF does not believe that this “three column” approach is specifically required by Form N-14.  However, IMF believes that the approach will be helpful for shareholders in understanding the proposed reorganization in its full context — as the culmination of a larger initiative to terminate the sub-advisory relationship with Tradewinds Global Investors, LLC (“Tradewinds”) for both Funds participating in the reorganization and to combine the Funds into one Fund that will be sub-advised by ING Investment Management Co. LLC (“ING IM”) pursuant to revised principal investment strategies.  IMF believes that shareholders will benefit from the current presentation, which compares the principal investment strategies of the Fund before the termination of Tradewinds against the principal investment strategies these shareholders would experience as shareholders of the surviving Fund.  The investment strategies in place for the Fund before the termination of Tradewinds were in place when the majority of the Fund’s shareholders invested in the Fund and are the strategies with which these shareholders are likely to be most familiar.  The current investment strategies represent an interim transition period that does not characterize the way the Fund operated under the day-to-day management of Tradewinds.  IMF notes that the disclosure introducing and explaining the table clearly indicates that the International Value Choice Fund already has implemented the changes to its principal investment strategies, and that shareholders are not being asked to vote on those changes in the N-14.

2.              Comment: Please update the incorporations by reference on the cover page of the Statement of Additional Information.

Response:  The initial N-14 filing incorporated by reference the latest available documents at the time of that filing.  IMF updated these incorporations in Pre-Effective Amendment No. 1 to the N-14, as newer versions of these documents were available at the time of that filing.

3.              Comment:  Please provide an analysis in your response letter regarding which participant in the reorganization should be the accounting survivor, pursuant to the factors outlined in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

Response:  In the NAST Letter, the SEC Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble.  The SEC Staff articulated five key factors that should be considered when making this comparison (the “NAST Factors”): (1) investment advisers; (2) investment objectives policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.

Both Funds have undergone substantial modifications to their principal investment strategies in connection with the termination of Tradewinds as their sub-adviser and the appointment of ING IM as their interim sub-adviser.  As a result of these modifications, both Funds are expected to have many of the same characteristics at the time of the reorganization.  At the time of the reorganization, both Funds are expected to have the same: (i) investment advisers and sub-advisers; (ii) investment objectives, policies, and restrictions; and (iii) portfolio composition.  These factors are not determinative.  However, the expense structure and expense ratio of the International Value Equity Fund will survive in the reorganization.  The International Value Equity Fund is expected to be substantially larger than the International Value Choice Fund at the time of the reorganization.  IMF believes these two factors clearly support selecting the International Value Equity Fund as the accounting survivor in the reorganization.

4.              Comment:  The N-14 indicates that reorganization costs are to be paid by ING Investments, LLC (“ING Investments”) or an affiliate.  Please explain why the Statement of Assets and Liabilities contains a pro forma adjustment for reorganization costs.

Response: IMF believes the adjustment for reorganization costs on the Statement of Assets and Liabilities is appropriate because, although ING Investments or an affiliate will bear the financial burden of the reorganization, it will be through a reimbursement to the surviving Fund of those expenses.

5.              Comment:  Please insert “total” lines where they are missing in the Statement of Operations

Response:  IMF will make these revisions in a Pre-Effective Amendment to the N-14.

6.              Comment:  On the Statement of Operations, one figure is shown to two decimal points, while the other figures are not.  Please make these presentations consistent.

Response:  IMF will make these revisions in a Pre-Effective Amendment to the N-14.

7.              Comment:  On page 18-B, in the first column of the table entitled “Fair Value Measurements,” please insert the missing numbers for the total line.

Response:  IMF will make these revisions in a Pre-Effective Amendment to the N-14.

Comments Received on the IET N-14

1.              Comment:  Rule 488 under the Securities Act of 1933, as amended (“1933 Act”), permits an N-14 to become automatically effective under certain conditions.  Among these conditions is that the N-14 will not include proposals other than the reorganization proposal, with certain limited exceptions.  The SEC Staff does not believe that Proposal 2 meets one of these exceptions, and therefore does not believe this N-14 should become automatically effective.

Response:  Without necessarily agreeing with the SEC Staff’s analysis, IET has filed a delaying amendment pursuant to Rule 473 under the 1933 Act and intends to file a Pre-Effective Amendment to the N-14 and seek its accelerated effectiveness pursuant to Rule 461 under the 1933 Act.

2.              Comment:  The bolded language on page one of the N-14 indicates that the principal investment strategies of the two participating Funds, the ING Value Choice Fund (“Value Choice Fund”) and ING Large Cap Value Fund (“Large Cap Value Fund”), are substantially identical.  Please also note in that paragraph that there are differences in the investment objectives between the two Funds.

Response:  IET will make revisions to the N-14 in a Pre-Effective Amendment, consistent with this comment.

3.              Comment:  Pages 7-9 of the N-14 contain a table comparing the principal investment strategies of the Value Choice Fund prior to the close of business on November 13, 2012, when its sub-adviser was Tradewinds, to: (1) the current principal investment strategies of the Value Choice Fund; and (2) the principal investment strategies of the Large Cap Value Fund.  Please explain in your response letter why the column showing the strategies of the Value Choice Fund prior to the close of business on November 13, 2012 is necessary.

Response:  IET makes reference to the response to Comment 1 to the IMF N-14 above.  As is the case with the IMF N-14, IET does not believe that this “three column” approach is specifically required by Form N-14.  However, IET believes that the approach will be helpful for shareholders in understanding the proposed reorganization in its full context.  In this case, the termination of Tradewinds, the appointment of ING IM as interim sub-adviser, and the modification of the principal investment strategies of the Value Choice Fund to align them with those of the Large Cap Value Fund were all effected in anticipation of the reorganization, and the Board of Trustees of IET approved these actions together as an overall solution for the Value Choice Fund.  IET believes that shareholders will benefit from being presented with the complete story of this reorganization, which includes the changes made to the Value Choice Fund as of the close of business on November 13, 2012.  IET notes that the disclosure introducing and explaining the table clearly indicates that the Value Choice Fund already has implemented the changes its principal investment strategies, and that shareholders are not being asked to vote on those changes in the N-14.

4.              Comment:  Please insert the name of the surviving Fund in the pro forma column of the financial statements.

5.              Response:  IET will make revisions to the N-14 in a Pre-Effective Amendment, consistent with this comment.

6.              Comment:  The N-14 indicates that reorganization costs are to be paid by ING Investments, LLC (“ING Investments”) or an affiliate.  Please explain why the Statement of Assets and Liabilities contains a pro forma adjustment for reorganization costs.

Response: IET believes the adjustment for reorganization costs on the Statement of Assets and Liabilities is appropriate because, although ING Investments or an affiliate will bear the financial burden of the reorganization, it will be through a reimbursement to the surviving Fund of those expenses.

7.              Comment:  Please provide an analysis in your response letter regarding which participant in the reorganization should be the accounting survivor, pursuant to the factors outlined in the NAST Letter.

Response:  The Value Choice Fund appointed ING IM as an interim sub-adviser and adopted the investment program of the Large Cap Value Fund specifically in anticipation of the reorganization, and, as stated above, the Board of Trustees of IET approved all of these actions together as a complete solution for the Value Choice Fund.  ING IM, as interim sub-adviser, is essentially performing a “caretaking” function for the Value Choice Fund during the current transition period.  In cases such as this, IET believes it is most appropriate to compare the characteristics of the acquired fund prior to the appointment of the interim sub-adviser against the characteristics of the acquiring fund at the time of the reorganization when determining which fund should be the accounting and performance survivor.(2)

In this case, in comparing the Value Choice Fund and the Large Cap Value Fund as they were before the Value Choice Fund underwent modifications specifically in anticipation of the reorganization, the Fund that will survive the reorganization most closely resembles the Large Cap Value Fund.  ING IM, and not Tradewinds, will serve as the surviving Fund’s sub-adviser.  The surviving Fund will have the investment objective, policies and restrictions of the Large Cap Value Fund.  While the expense ratio of the surviving Fund will be different than the current expense ratio for both Funds, it most closely resembles the Large Cap Value Fund.  The surviving Fund’s portfolio composition will be substantially the same as the Large Cap Value Fund.  The Value Choice Fund underwent a significant portfolio transitioning process in anticipation of the reorganization under the day-to-day management of ING IM.  While the size of the surviving Fund will more closely resemble the size of the Value Choice Fund, IET does not believe this NAST Factor should control in light of the results of the analysis of the other NAST Factors.  The historical track record of the Large Cap Value Fund was achieved under the day-to-day management of ING IM and strategies and will best represent the risk and return characteristics of the surviving Fund going forward.

Comments Received on Both N-14s

1.              Comment:  Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

(2)                                 IET notes that the same approach was taken in connection with the analysis of the accounting survivor in the July 2012 reorganization of the ING Emerging Countries Fund into the ING Emerging Markets Equity Fund.  The SEC issued an Order of Effectiveness with respect to the N-14 for that reorganization on May 10, 2012, after reviewing and considering the registrant’s NAST analysis.  See Accession No. 9999999995-12-001508.

Associate

Dechert LLP

Attachments

cc:                                Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

January 17, 2013

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Form N-14 Proxy Statements/Prospectuses for ING Mutual Funds (SEC File No. 333-185542 and 811-07428) and ING Equity Trust (SEC File No. 333-185540 and 811-08817) (each a “Registrant” and, together, the “Registrants”)

Dear Mr. Eskildsen:

Each Registrant is responsible for the adequacy and accuracy of the disclosure in its respective filing captioned above.  Further, each Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the appropriate Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP